

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2017

Jack A. Khattar
President and Chief Executive Officer
Supernus Pharmaceuticals, Inc.
1550 East Gude Drive
Rockville, MD 20850

     Re: Supernus Pharmaceuticals, Inc.
          Form 10-K
          Filed March 16, 2017
          File No. 001-35518

Dear Mr. Khattar:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance